FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of September, 2004
		 		  ---------------

		  Commission File Number 1-4620
		  		        --------

		 Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
  -----------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
				      ------

For Immediate Release
September 24, 2004

  Crystallex Reports Further Positive Infill Drill Results from Las Cristinas

TORONTO, ONTARIO, September 24, 2004 - Crystallex International Corporation (TSX: KRY) (Amex: KRY) today reported assay results, tabulated below, for a further five contiguous bore holes from the northern area of the infill drilling program announced on April 19th 2004. Drill hole locations and coordinates are shown on the accompanying location plan. All inclined holes were drilled at an azimuth of 90 degrees.

Crystallex implemented an 18-hole, 7120.2 meter infill drilling program to upgrade inferred resources to indicated resources at Las Cristinas. The results released today compliment the results for the first five bore holes published in a press release on August 24th, 2004, and assay results for the remaining holes should be reported in the next few weeks.

Table 1
--------
Assay results for principal mineralized intervals intersected in the northern area of the infill program. The results are tabulated according to the geographic location of the bore holes with the northernmost bore hole appearing first in the table and the southernmost last.


--------------------------------------------------------------------------
Hole No	    Mineralization Intersection (meters)                     Grade
--------------------------------------------------------------------------
	    Est. Vertical            Downhole 	     Est. True      (g/t Au)
	    Depth 				     Width

	    Start (m)   From       To      Length

K4CO1140    190         283.50     357.50  74.00       72.50           1.50

K4CO1141    247		247.50	   330.50  83.00       54.00	       2.35
 includes   247		247.50	   259.50  12.00        7.80	       5.44
 includes   265		265.50	   330.50  65.00       42.30	       2.00

K4CO1142    190		206.50     278.50  72.00       69.80	       1.31

K4CO1143    185    	207.50     284.50  77.00       75.50	       1.94
            290		320.50     332.50  12.00       11.80	       1.77

K4CO1130    0		  0.00	    45.00  45.00       43.20	       1.44
	    99		106.50	   131.50  25.00       24.00           0.93
            185		198.50	   298.50 100.00       96.00           1.77
            310		334.50     347.50  13.00       12.50           1.19

--------------------------------------------------------------------------


Table 2
-------
Assay results for the five bore holes in the southern area released by Crystallex on August 24th, 2004 are tabled below.

----------------------------------------------------------------------------
Hole No       Mineralization Intersection (m's)                        Grade
----------------------------------------------------------------------------
              Est. Vertical           Downhole	        Est. True   (g/t Au)
	      Depth
              Start      From       To        Length    Width
K4CO1132      250.2      289.0      411.5     122.5     120.7         1.50

K4CO1133      259.5	 276.5      318.5      42.0	 39.5         0.86
	      299.3      318.5      383.5      65.0      61.1         1.56

K4CO1134      276.5      276.5      419.5     143.0     109.5         1.09

K4CO1135      221.3      235.5	    372.5     137.0     128.7         1.92
  includes    271.1      288.5      317.5      29.0      27.3         4.59

K4CO1136      221.5      221.5	    449.5     228.0     174.6         1.57
  includes    313.5	 313.5      449.5     136.0     104.2	      2.22
  includes    373.5      373.5      402.5      29.0      22.2	      3.50
---------------------------------------------------------------------------

The purpose of the infill drill program was threefold:

o  	To increase the density of drilling in zones currently classified as
	inferred resources in order to confirm the continuity of the higher grade portion of the orebody, a 100 m to 200 m thick mineralized zone consisting of bands grading 1.0 g/t Au to over 7 g/t Au alternating with sub-parallel mineralized horizons in the 0.25 to 1.0 g/t Au range, within the targeted zones of inferred resources;

o	To upgrade inferred resources to indicated resources.

o	To incorporate the newly defined indicated resources into a revised
	Las Cristinas resource and reserve model to be completed by Mine Development Associates ("MDA") of Reno, Nevada.

An east-west cross section on the 9450 line is provided as an example of the geometry of the inferred resource zone within the Conductora pit shell targeted by the drilling.

Todd Bruce, Crystallex President and CEO, commented, "The positive results from the first 5 bore holes reported in August and the additional 5 bore holes reported today, as judged by the fact that all the intercepts in these holes exceed the cut-off grades of 0.5 to 0.7 g/t while the great majority of the intercepts exceed the current average reserve grade of 1.29 g/t, suggest that Crystallex's objective of increasing the current 10.2 million ounce
Las Cristinas gold reserve through this infill drill program is likely to be achieved. We have provided these new data to MDA in order to update our reserve and resource models and mine plan. Crystallex expects to release the resultant revised reserve and resources estimates during the second half of October."

Following the completion of the new reserve and resource models using a US$325 per ounce gold price, MDA will run reserve calculations at various gold prices. Crystallex expects to release these reserve sensitivity results towards the end of October.

Drilling at Las Cristinas was carried out by Major Drilling of Moncton, New Brunswick and Dr. Luca Riccio, P.Geo, Crystallex's VP of Exploration, was the qualified person in charge of supervising the drilling programs. All core samples, as well as standards, blanks and coarse rejects for quality control were prepared at Societe Generale de Surveillance's ("SGS") sample preparation laboratory in Tumeremo, Venezuela, and subsequently assayed at SGS's analytical laboratory in Lakefield, Ontario.

Las Cristinas is one of the industry's largest undeveloped gold deposits with proven and probable reserves of 10.2 million ounces of gold (246 million tonnes @ 1.29 g/t Au at 0.5-0.7g/t Au cutoffs and a gold price of US$325 per ounce) which are included in total measured and indicated resources of 15.3 million ounces of gold (439 million tonnes @ 1.1 g/t Au at 0.5 g/t Au cutoff). Inferred resources amount to a further 6.1 million ounces (208 million tonnes at 0.91 g/t). All reserve and resource estimates have been completed by MDA. The Las Cristinas reserves are located within a 3-kilometer by 1-kilometer pit which extends to a maximum vertical depth of 350 metres based on a gold price of US$325 per ounce.
Based on the current development schedule Las Cristinas is planned to commence commercial production in the first quarter of 2006 at an average annualized production rate of some 300,000 ounces per year and total cash costs of US$128 per ounce for the first five years at the initial processing rate of 20,000 tonnes per day.

About Crystallex

Crystallex International Corporation is a Canadian-based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development. Other key assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This release contains certain forward-looking statements and information regarding Crystallex's financial position, business strategy and plans and objectives of its management for future operations that derive from management's beliefs and assumptions based on information currently available. The statements and information are forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section
21E of the Securities Exchange Act of 1934, as amended. When used in this release, the words "anticipate," "believe," "intend," "estimate," "expect," "will," "could," "may" and similar expressions intend to identify forward-looking statements, but the fact that any of these words does not appear does not mean that the statement is not forward-looking. Forward-looking statements, which appear in this release, describe, among other things, risks and uncertainties, and reflect management's current views with respect to future events. Actual results could differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents, including but not limited to its annual information form ("AIF") and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, whether financial or otherwise, may vary materially from those described on this release. This paragraph expressly qualifies all subsequent written and oral forward-looking statements attributable to Crystallex or persons acting on its behalf as disclosed in this release or elsewhere.

Cautionary Note to Investors - We use certain terms in this release, such as "resource," "measured resource," "indicated resource" and "inferred resource," that the SEC guidelines strictly prohibit us from including in our filings with the SEC. Furthermore, reserves have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, however, a full feasibility study is required in order to classify mineral deposits as reserves, since the SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Therefore, the amount of reserves may differ for Canadian and US reporting purposes.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.


[CRYSTALLEX DRILL HOLE LOCATION and 9450 CROSS SECTION MAPS OMITTED]

	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
				      ------------------------------------
						   (Registrant)


Date   September 24, 2004     		     	By    /s/ Daniel R. Ross
-------------------------			--------------------------
						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature